UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Bank PLC Settlement with Authorities dated 27 June 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 27, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 27, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

27 June 2012

Barclays PLC
Barclays Bank PLC

Barclays Bank PLC Settlement with Authorities

Barclays has announced today that it has reached settlements in relation to investigations with the Financial Services Authority ("FSA"), the US Commodity Futures Trading Commission ("CFTC") and the United States Department of Justice Fraud Section ("DOJ") (together the "Authorities") into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates.

This resolution is part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies. In connection with these resolutions, Barclays has agreed to pay total penalties of £290 million (sterling equivalent) by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement with the DOJ and the entry of a Settlement Order Agreement with the CFTC. In addition, Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

Barclays has received credit from the Authorities for its extensive co-operation, as well the actions it has taken to enhance its systems and controls in response to the identification of the past issues giving rise to these resolutions.

Barclays Chief Executive, Bob Diamond, said: "The events which gave rise to today's resolutions relate to past actions which fell well short of the standards to which Barclays aspires in the conduct of its business. When we identified those issues, we took prompt action to fix them and co-operated extensively and proactively with the Authorities. Nothing is more important to me than having a strong culture at Barclays; I am sorry that some people acted in a manner not consistent with our culture and values. To reflect our collective responsibility as leaders, Chris Lucas, Jerry del Missier, Rich Ricci and I have voluntarily agreed with the Board to forgo any consideration for an annual bonus this year."

Barclays Chairman, Marcus Agius, said: "The Board takes the issues underlying today's announcement extremely seriously and views them with the utmost regret. Since these issues were identified, the Authorities acknowledge that Barclays management has co-operated fully with their investigations and taken, and continues to take, prompt and decisive action to correct them. In addition, the Board welcomes the example set by Bob Diamond, Chris Lucas, Jerry del Missier and Rich Ricci in recognising their collective responsibility as leaders of Barclays."

-ENDS-

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.